1875 K Street, N.W.
Washington, DC 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000

September 24, 2026

VIA EDGAR

Ms. Christina DiAngelo Fettig

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Response to Staff Comments on the Annual Reports of BlackRock Funds Listed on Appendix A

Dear Ms. DiAngelo Fettig:

On behalf of the funds set forth in Appendix A (each, a “Fund,” and collectively, the “Funds”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned and Haofei Liu of Willkie Farr & Gallagher LLP by telephone on August 25, 2026, regarding the Annual Reports to Shareholders on Form N-CSR (each, an “Annual Report,” and collectively, “Annual Reports”) and the Annual Reports for Registered Investment Companies on Form N-CEN (each, a “Form N-CEN,” and together with the Annual Reports, the “Reports”) of each Fund for the fiscal year ended as of the date specified for such Fund in Appendix A.

For your convenience, the substance of the Staff’s comments has been restated below. We have discussed the Staff’s comments with representatives of the Funds. Each Fund’s joint or individual responses to each comment, as applicable, are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Funds. Unless otherwise indicated, defined terms used herein have the meanings set forth in the relevant Report(s).

Closed-End Funds

Comment No. 1:   With respect to BlackRock Private Investments Fund and BlackRock Alpha Strategies Fund, the Staff notes that the “Growth of $10,000 Investment” line graph included in Management’s Discussion of Fund Performance in the “Fund Summary – Net Asset Value Per Share Summary” section of the Annual Report is based on a $10,000 initial investment. The Staff notes that Instruction 4.g.(2)(A) to Item 24 of Form N-2 states that the line graph must

BRUSSELS CHICAGO DALLAS FRANKFURT HAMBURG HOUSTON  LONDON LOS ANGELES

MILAN MUNICH NEW YORK PALO ALTO PARIS ROME SAN FRANCISCO WASHINGTON

be based on the Fund’s required minimum initial investment if that amount exceeds $10,000. Please confirm that the future filings for each Fund where the Fund’s minimum initial investment exceeds $10,000 will present the line graph based on the required minimum initial investment amount.

Response No. 1:  The Funds confirm that, in future Annual Reports, where the Fund’s required minimum initial investment exceeds $10,000, the Growth of $10,000 Investment line graph will be based on the required minimum initial investment amount.

Comment No. 2:  The Staff notes that in the Annual Report of BlackRock Private Investments Fund, the Fund’s financial statements reflect a liability for recoupment of previously waived fees, which relates to recouped expenses from the prior year. The Staff further notes that this liability appears to have been outstanding for an extended period. Please advise the Staff whether this liability has been settled.

Response No. 2:  The Fund confirms the liability was settled in July of 2026.

Comment No. 3:  For BlackRock Alpha Strategies Fund, the Staff notes that the Fund’s Statement of Operations in the Annual Report presents rebate income; however, the Staff did not note a corresponding accounting policy disclosure in the Notes to Financial Statements related to rebate income. Please advise the Staff whether such a disclosure exists and, if not, explain how the Fund’s disclosure complies with Regulation S-X, Rule 6-07(1), FASB ASC 235-10-50-1, and FASB ASC 235-10-50-3, which require disclosure of the accounting policies followed by the Fund.

Response No. 3:  The Fund earns rebates on certain fees and transaction costs, which are accrued as earned under the terms of the applicable agreements and recorded when the amount is determinable and collection is reasonably assured. The Fund confirms that, in future Annual Reports, this accounting policy will be disclosed when rebate income requires disclosure in accordance with Regulation S-X, Rule 6-07(1).

Comment No. 4:  With respect to BlackRock Private Investments Fund, the Staff notes that the Financial Highlights table in the Annual Report includes a footnote referencing a non-recurring expense adjustment for Class D Shares. Please supplementally explain the nature of this non-recurring expense adjustment.

Response No. 4:  The non-recurring expense adjustment relates to the application of Rule 12b-1 fees to Class D Shares. Historically, Rule 12b-1 fees were not charged to share classes consisting solely of seed capital. Following third-party subscription activity in Class D Shares, the Fund updated its treatment of Class D Shares and recorded an adjustment to reflect Rule 12b-1 fees from inception. The resulting one-time adjustment is reflected in the Financial Highlights and discussed in the related footnote to explain its impact on the expense ratio reported for Class D Shares.

Comment No. 5:  The Staff notes that the fee table in the registration statement of BlackRock Alpha Strategies Fund includes a note stating that “Other Expenses” have been restated to reflect current fees, but that Instruction 6 to Item 3 of Form N-2 indicates that the applicable disclosure should state that “Other Expenses” are based on estimated amounts for the current fiscal year.

Please confirm that, in future filings, the Fund will include the specific disclosure required by Instruction 6 to Item 3 of Form N-2.

Response No. 5:  The Fund confirms that, in future applicable filings, it will include the disclosure required by Instruction 6 to Item 3 of Form N-2.

Comment No. 6:  With respect to BlackRock Alpha Strategies Fund and BlackRock Private Investments Fund, the Staff requests clarification regarding how the Funds complete certain items for Form N-CEN. With respect to BlackRock Alpha Strategies Fund, the Staff notes that the expense ratio reported in Item D.9 of Form N-CEN does not appear to agree with the expense ratio cited in the Financial Highlights table. Please explain how this item is being completed and what number is being reported. Further, with respect to BlackRock Private Investments Fund, please identify which class was used to complete Items D.9 and D.11 (net asset value information) of Form N-CEN, as the Staff is unable to reconcile the reported figures to any class appearing in the Financial Highlights table.

Response No. 6:  With respect to BlackRock Alpha Strategies Fund, Item D.9 incorrectly reported an expense ratio of 1.17%. The Fund’s Financial Highlights disclose an expense ratio of 1.19%, which was the appropriate amount to report for Item D.9. The reported 1.17% amount was taken from a Financial Highlights footnote reflecting the expense ratio excluding the recoupment of previously waived or reimbursed fees. The Fund intends to file an amended Form N-CEN to correct the error.

With respect to BlackRock Private Investments Fund, Items D.9 and D.11 reported an expense ratio of 1.23% and expenses paid during the period of $14.17, respectively. Those amounts were incorrect and therefore did not reconcile to any class presented in the Financial Highlights table. Items D.9 and D.11 should have reflected the Institutional Class Financial Highlights included in the filed Annual Report, which reported an expense ratio of 1.21% and expenses paid during the period of $14.15. The Fund intends to file an amended Form N-CEN to correct these items.

Open-End Funds

Comment No. 7:  The Staff observes that a Rule 485(a) filing on June 27, 2025 and a subsequent Rule 485(b) filing were made for BlackRock Mid-Cap Value Fund, describing certain changes to the Fund. Please advise the Staff whether the resulting changes to the Fund were considered material fund changes for purposes of disclosure in the Fund’s tailored shareholder report pursuant to the requirements of Form N-1A.

Response No. 7:  The Fund determined that the changes reflected in the Rule 485(a) filing dated June 27, 2025 and the subsequent Rule 485(b) filing did not constitute material fund changes for purposes of the tailored shareholder report requirements under Form N-1A. The changes primarily related to the adoption of an 80% investment policy to comply with the SEC’s amended Names Rule and did not change the Fund’s investment objective, principal investment strategies, principal risks, or management of the Fund. Accordingly, the Fund concluded that disclosure in the Tailored Shareholder Report was not required.

Comment No. 8:  With respect to BATS: Interest Rate Hedge Series, the Staff notes that the Fund’s Annual Report for the fiscal year ended March 31, 2025 reflects a significant amount of “other income” in the Statement of Operations. Please supplementally explain the nature of this other income and confirm whether the related accounting policy has been disclosed in the Notes to Financial Statements.

Response No. 8:  The “other income” reported in the Statement of Operations relates to credits earned on uninvested cash balances held with the Fund’s custodian. In future financial reports, the Fund will adjust the presentation to include these amounts in interest income in alignment with information disclosed in the Notes to Financial Statements.

Comment No. 9:  The Annual Report for the fiscal year ended March 31, 2025 for BATS: Interest Rate Hedge Series includes a footnote (footnote (d)) to the Financial Highlights table referencing a third-party payment for an operating event. Please supplementally explain the nature of the third-party payment and the related operating event.

Response No. 9:  The third-party payment related to a reimbursement from the Fund’s service provider arising from an operational error that resulted in FATCA withholding being applied to a portion of the Fund’s interest income. The service provider reimbursed the Fund for the improperly withheld amounts and reimbursed the Fund $54,333 for shareholder reprocessing costs incurred in connection with correcting the error and reprocessing affected shareholder transactions. The reimbursement was disclosed in the Financial Highlights to reflect the impact of the event on the Fund during the reporting period.

Comment No. 10:  With respect to BATS: Corporate Credit Total Return Series, the Staff observes that the Fund’s portfolio turnover rate has trended high over the past couple of years (over 100%). Please advise the Staff whether active and frequent trading is part of the Fund’s principal investment strategy and, if so, whether the Fund should include high portfolio turnover risk disclosure in the prospectus.

Response No. 10:  The Fund believes its current prospectus disclosure is accurate. Although the Fund may engage in active and frequent trading, it is not a principal investment strategy of the Fund. The Fund confirms that the requested disclosure will be included in future prospectus filings, as applicable.

Comment No. 11:  The Staff notes that Item 16(e) of Form N-1A requires a fund to explain any significant variation in the portfolio turnover rates over the two most recently completed fiscal years. With respect to (i) BATS: Corporate Credit Total Return Series; (ii) BATS: Mortgage Total Return Series; (iii) BATS: Short Duration Taxable Total Return Series; (iv) BATS: Securitized Total Return Series; and (v) BATS: Interest Rate Hedge Series, please advise the Staff whether the fluctuations in portfolio turnover rates over the past two to three years were considered significant for purposes of Item 16(e) disclosure, and if not, please explain why.

Response No. 11:  The Funds note that explanations of the fluctuations in portfolio turnover rates are included in the Statement of Additional Information for the BATS: Corporate Credit Total Return Series and BATS: Interest Rate Hedge Series because the changes in portfolio turnover rates for those Funds were determined to be significant.

Regarding BATS: Mortgage Total Return Series, BATS: Short Duration Taxable Total Return Series and BATS: Securitized Total Return Series, the Funds considered whether the year-over-year changes in portfolio turnover rate were significant and determined that additional disclosure was not warranted. For each of these Funds, the changes in portfolio turnover rates did not reflect a material change in portfolio management practices or investment strategy. The portfolio turnover rate for BATS: Mortgage Total Return Series portfolio remained consistently above 100% in each reporting period, and the prospectus included High Portfolio Turnover Risk for the Fund. In addition, a significant portion of the reported turnover resulted from mortgage dollar roll transactions. Excluding the effect of mortgage dollar roll transactions, the year-over-year variation in portfolio turnover was substantially reduced. BATS: Short Duration Taxable Total Return Series maintained a portfolio turnover rate above or near 100% during each of the periods presented, and the prospectus included disclosure regarding High Portfolio Turnover Risk. BATS: Securitized Total Return Series had variations in portfolio turnover of only 3% and 9% over the applicable period.

Comment No. 12:   The Staff notes that with respect to BATS: Short Term Municipal Income Series, the Financial Highlights table in the Annual Report indicates that the portfolio turnover rates have been revised to remove the impact of short-term securities. Please respond to the following: (i) explain how and when the issue was discovered; (ii) advise the Staff whether any controls were changed or implemented as a result; (iii) advise the Staff whether any other funds were affected; and (iv) advise the Staff whether any other disclosures were affected, such as the amounts of purchase and sale disclosures in the Notes to Financial Statements.

Response No. 12:   The revision to the portfolio turnover rates for BATS: Short Term Municipal Income Series was identified during the Fund’s 2025 annual registration statement update, when it was determined that variable rate demand notes (“VRDNs”) had been incorrectly included in the portfolio turnover calculation. Consistent with the Fund’s policy, VRDNs are treated as short-term securities and should be excluded from the calculation. The Fund subsequently updated its existing review procedures to include a specific verification that securities classified as short-term are appropriately excluded from the portfolio turnover calculation. The Fund’s review determined that no other funds were affected and that no other disclosures, including the purchases and sales disclosures in the Notes to Financial Statements, were impacted.

Comment No. 13:   With respect to BATS: Interest Rate Hedge Series, the Staff notes that the Fund checked Item C.7.n.ii of Form N-CEN, which is designated for certain leveraged or inverse funds. Please advise the Staff whether this box was checked in error.

Response No. 13:   The Fund has determined that Item C.7.n.ii was checked in error. Upon review, the Fund confirmed that it is not a leveraged/inverse fund excepted from the limit on fund leverage risk under Rule 18f-4(c)(2) pursuant to Rule 18f-4(c)(5). The Fund intends to file an amended Form N-CEN to correct the filing.

Comment No. 14:   The Staff notes that Item C.7.e was checked on Form N-CEN of several Funds, indicating that the Fund relied on the provisions of Rule 17a-7 under the Investment Company Act of 1940 during the reporting period; however, the Staff did not note disclosure of Rule 17a-7 transactions in the Notes to Financial Statements. Please confirm whether the box was checked in error or, if the Fund did rely on Rule 17a-7, explain the absence of related disclosure in the Notes. This comment applies to the following funds: (i) BATS: Corporate Credit Total Return Series; (ii) BATS: Interest Rate Hedge Series; (iii) BATS: Mortgage Total Return Series; (iv) BATS: Securitized Total Return Series; (v) BATS: Short Duration Taxable Total Return Series; (vi) BlackRock Summit Cash Reserves Fund; (vii) BlackRock Natural Resources Trust; (viii) BlackRock Mid-Cap Value Fund; (ix) BlackRock Equity Dividend Fund; (x) BlackRock Wealth Liquid Environmentally Aware Fund; (xi) BlackRock Private Investments Fund; and (xii) BlackRock Alpha Strategies Fund.

Response No. 14:   The Funds have determined that Item C.7.e was checked in error. The affirmative response was based on identifying funds that were eligible to engage in transactions pursuant to Rule 17a-7 rather than funds that actually relied on Rule 17a-7 during the reporting period. Upon review, the Funds confirmed that the reported responses were not based on actual Rule 17a-7 activity during the reporting period. The Funds intend to file amended Forms N-CEN to correct the affected filings.

* * * * * * * * *

Please do not hesitate to contact me at (202) 303-1020 if you have comments or if you require additional information regarding the Reports.

Respectfully submitted,
/s/ Lancelot A. King
Lancelot A. King

cc:	Janey Ahn, Esq., BlackRock, Inc.
Gladys Chang, Esq., BlackRock, Inc.
Ben Niehaus, Esq., BlackRock, Inc.
Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP
Haofei Liu, Esq., Willkie Farr & Gallagher LLP

   Appendix A

File No.	Fund Names	Fiscal Year- End of Report
811-05742	BlackRock Funds
	BlackRock Wealth Liquid Environmentally Aware Fund	3/31/2026
811-21457	BlackRock Allocation Target Shares
	BATS: High Income Municipal Series	3/31/2026
	BATS: Interest Rate Hedge Series	3/31/2026
	BATS: Corporate Credit Total Return Series	3/31/2026
	BATS: Mortgage Total Return Series	3/31/2026
	BATS: Short Duration Taxable Total Return Series	3/31/2026
	BATS: Short Term Municipal Income Series	3/31/2026
	BATS: Securitized Total Return Series	3/31/2026
811-05178	BlackRock Equity Dividend Fund	4/30/2026
811-02809	BlackRock Advantage SMID Cap Fund, Inc.	3/31/2026
811-03189	BlackRock Financial Institutions Series Trust
	BlackRock Summit Cash Reserves Fund	4/30/2026
811-04282	BlackRock Natural Resources Trust	4/30/2026
811-07177	BlackRock Mid-Cap Value Series, Inc.
	BlackRock Mid-Cap Value Fund	4/30/2026
811-23584	BlackRock Private Investments Fund	3/31/2026
811-23626	BlackRock Alpha Strategies Fund	3/31/2026